



TESORO

PETROLEUM CORPORATION

SMART GROWTH | REAL VALUE

2001
ANNUAL REPORT

FINANCIAL HIGHLIGHTS

(dollars in millions except per unit amounts)	YEARS ENDED DECEMBER 31, 2001	2000	1999
STATEMENT OF OPERATIONS DATA			
Revenues	$5,218	5,104	3,000
Operating Income	$ 199	153	88
Earnings From Continuing Operations, Net	$ 88	73	32
Net Earnings	$ 88	73	75
Earnings Per Share From Continuing Operations			
Basic	$ 2.26	1.96	0.62
Diluted	$ 2.10	1.75	0.62
Net Earnings Per Share			
Basic	$ 2.26	1.96	1.94
Diluted	$ 2.10	1.75	1.92
Weighted Average Common Shares (millions)			
Basic	36.2	31.2	32.4
Diluted	41.9	41.8	32.8
EBITDA (a)			
Continuing Operations	$ 256	199	131
Discontinued Operations	–	–	110
Total EBITDA	$ 256	199	241
BALANCE SHEET DATA			
Cash and Cash Equivalents	$ 52	14	142
Working Capital	$ 340	248	290
Total Assets	$2,662	1,544	1,487
Total Debt and Other Obligations	$1,147	311	418
Stockholders' Equity (b)	$ 757	670	623
Total Debt to Capitalization	60%	32%	40%
Book Value Per Common Share	$18.28	16.39	14.14
OPERATING DATA			
REFINING (thousand BPD)			
Pacific Northwest Throughput	169.4	165.1	146.8
Mid-Pacific Throughput	87.1	84.4	86.9
Mid-Continent Throughput (c)	33.6	–	–
RETAIL			
Company-Owned Stations (year-end)	213	83	62
Branded Jobber/Dealer Stations (year-end)	464	193	182
Fuel Sales Volume (million gallons)	395.8	214.9	199.3
Merchandise and Other Non-Fuel Margin	$ 22.5	18.9	17.0
MARINE SERVICES			
Fuel Sales (million gallons)	170.8	170.0	148.3

(a) EBITDA represents earnings before interest and financing costs, interest income, income taxes, and depreciation and amortization. While not purporting to reflect a measure of the company's earnings or cash flows, EBITDA is presented for additional analysis.

(b) As of March 31, 2002, there were approximately 2,700 holders of record of our 64.5 million outstanding shares of common stock.

(c) Refinery throughput since acquisition on September 6, 2001, averaged over 365 days. Actual throughput for these refineries averaged over the 117 days of ownership during 2001 was 105,000 barrels per day.

NOTICE OF FORWARD-LOOKING STATEMENTS

This annual report to our shareholders contains forward-looking statements. These statements involve risks, uncertainties, and other important factors that may cause the actual results of Tesoro and its subsidiaries to be materially different from any future results expressed or implied by such forward-looking statements. Information identifying such risks, uncertainties, and other important factors is contained in the section entitled "Management Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form-10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission and included as part of this annual report to our shareholders.



Bruce A. Smith, Chairman, President and CEO



Dear Fellow Shareholder:

The past year will be remembered as one that challenged our nation. A weak U.S. economy was overshadowed by the tragic September terrorist attacks that exacerbated the economic problem. But the country responded to these adversities, and despite these challenges, our shareholders have witnessed dramatic and positive steps in the growth of Tesoro. At the same time, investors are realizing the earnings potential of our strategy as we continue to build a premier refining and marketing company in our core Western U.S. market.

The highlights since my last letter are as follows:

- We experienced our sixth consecutive year of increased earnings from continuing operations.
- We acquired two business units that increased our refining throughput capacity by more than 40 percent.
- We acquired marketing assets that more than doubled the number of Tesoro-branded retail gasoline stations. We also constructed 35 new Mirastar gasoline stations on Wal-Mart properties.
- In a few weeks, we expect to finalize our purchase of the Golden Eagle refinery from Valero Energy Corporation; the northern California refinery would again increase our capacity by more than 40 percent.

By focusing on growth in specific connected markets, we believe that we can build a very competitive business system that will earn our goal of a 12 percent return on capital. The intrinsic value to our shareholders can be maximized by leveraging our crude and feedstock purchases, optimizing the production from our refineries, gaining economies-of-scale efficiencies, and executing internal initiatives focused on profit improvements.

2001 REVIEW

Last year we capitalized on strong industry fundamentals, which created a good margin environment, by increasing our refinery throughput and by improving our operating performance. We also benefited from our third-quarter acquisitions. The financial results were very positive. In 2001, Tesoro reported net earnings of $88 million, or $2.10 per share, compared with net earnings of $73 million, or $1.75 per share, in 2000. The company also reported record EBITDA of $256 million in 2001, a 29 percent increase from prior-year EBITDA.

In September 2001, we acquired the Salt Lake City, Utah, and Mandan, North Dakota, refineries and their associated pipeline, storage, and marketing operations from BP p.l.c. for $756 million, including $83 million for inventories. From start to finish, the acquisition took 55 days, and it was immediately accretive to earnings, adding 14 cents per share in only four months of operation.

Our ability to quickly react and capitalize on this and future opportunities revolves around two important factors – excellent people who are capable of quickly making appropriate decisions and effectively managing change, and access to timely information. Recruiting and retaining the best talent is critical to our future success, and our ability to attract the best people has improved as we have grown. To achieve optimal performance in our business system, we value collaboration, teamwork, and integrity in our work force, so it is imperative that we develop a shared culture that attracts talented people.

We retained virtually all of the employees at the newly acquired facilities, which accelerated another goal – the building of a management team capable of drawing on different industry experiences and expertise. Through this collaboration, we have adopted the best operating, safety, environmental, and administrative practices from other companies.

Access to timely information is the second critical factor in the success of our corporation. Several years ago, we invested in a state-of-the-art management information system that would be capable of meeting our future growth objectives. While we are still making improvements to the system, it is one of the primary reasons that we can rapidly integrate assets.

OPERATIONS REVIEW

Improved refinery performance, stronger refined product margins, increased feedstock flexibility, further cost savings, and the operations acquired from BP contributed to Tesoro's record operating income of $225 million for our refining segment during 2001, an 18 percent improvement over last year's record operating income of $191 million. An excellent safety record and reliable operations were key factors in Tesoro refineries in Alaska, Hawaii, and Washington achieving record throughput rates during 2001, surpassing the prior year's record rate by approximately 7,000 barrels per day. In addition, total refining throughput increased 16 percent to more than 290,000 barrels per day including the Salt Lake City and Mandan refineries.

Our retail segment enjoyed record profitability in 2001 as operating income increased to $25 million. Monthly fuel sold by site grew by 18 percent, and Tesoro's overall fuel sales increased by 84 percent from the year 2000 to nearly 400 million gallons. We continue to see financial improvement from our 2Go Tesoro™ convenience-store image program as merchandise and other nonfuel margins improved by 19 percent over the levels achieved in 2000. By combining convenience, customer service, geographic diversity, and successful and creative marketing programs, we have added new customers and helped our independent jobbers increase their sales and profits.

Our Marine Services business performed well in 2001 and, for the fourth consecutive year, generated EBITDA that exceeded its capital requirements. Continued strong fuel sales volumes and service revenues combined with continued cost management contributed to solid results. In late 2001 we announced our intentions to explore strategic alternatives for Marine Services; that review is expected to be completed soon.

OUTLOOK

Overall, refining margins during 2001 reached the highest levels experienced in recent years due largely to what we believe are positive fundamental industry changes. Domestic supply from U.S. refineries has been reduced due to closures, as the industry has operated at near maximum throughput rates to meet the growing demand for product in many of our markets, and imports are needed to balance seasonal demand. U.S. gasoline demand has grown for 10 consecutive years, and in 2002 that trend is continuing. There are few options available to solve the supply shortfall. No new refineries will be built, but existing refineries can make small additions to existing capacity; however, new fuel restrictions will probably cause more refinery closures. As a result, we have a very positive margin outlook over the long term.

Late last year and in early 2002, industry margins fell primarily due to high distillate inventory levels created by depressed air travel and the warmest winter on record. As the first quarter of 2002 ended, margins have dramatically improved as inventories declined and supply/demand fundamentals re-established themselves. Based on these factors, we believe good industry fundamentals will prevail for the remainder of 2002.

In addition to positive industry fundamentals, our earnings will grow this year due to investments we have made in our refining and retail operations. Specifically:

- The assets we acquired from BP late last year will contribute earnings as we operate them for a full year versus the four months of operation in 2001.
- The heavy-oil conversion project was put into production at our Anacortes, Washington, refinery in late March 2002. We anticipate that this project will add an incremental $15 to $20 million in operating profit in 2002 and will have a greater full-year benefit in 2003.
- Excluding acquisitions, we plan to invest about $57 million in Tesoro's retail system during 2002. Our goal is to increase Tesoro's branded network by concentrating on growth near our refineries through the expansion of our independent jobber program and by adding 50 to 60 Mirastar sites. We will also continue to consider retail acquisition opportunities within our core markets.
- Finally, we expect significant earnings contributions from the Golden Eagle acquisition.

We are extremely excited about the potential of the Golden Eagle acquisition that is expected to close in late April. Analysts have characterized the acquisition as a "transforming transaction" for Tesoro, giving us a new cornerstone in our strategy by adding refinery production in California. The rating agencies have said that these assets give us the size, scope, and asset composition to be considered as an investment-grade company. Our overall throughput capacity will increase by more than

40 percent to 558,000 barrels per day, ranking Tesoro second among all companies in refining capacity within the 18 Western U.S. states that we define as our core market. Additionally, the 70 high-volume retail outlets acquired through this transaction will increase our Northern California retail presence to nearly 100 outlets.

Located in the San Francisco Bay area, Golden Eagle complements our core marketing area through its sophisticated refining system and geographically strategic network of retail outlets. Adding the California assets will increase the flexibility of our refining base for crude and feedstock purchases while connecting our finished product market along the Pacific coast. Golden Eagle will also provide a distribution point for California Air Resources Board (CARB) gasoline and diesel production at some of our other refineries and will provide a platform for future growth in the dynamic California market.

To avoid supply disruptions, the governor of California recently delayed the removal of MTBE from gasoline sold in California by one year until January 1, 2004. However, refiners in California may voluntarily eliminate MTBE in accordance with the earlier mandate. This uncertainty will be resolved in several months, but either way, the Golden Eagle refinery is in the middle of a large capital project that will add about 20,000 barrels per day of CARB gasoline production by around January 1, 2003. And we have the ability to produce up to 25,000 barrels per day of CARB gasoline at our Washington refinery.

The production of CARB gasoline in Washington is one example of the system optimization that exists because of the focus of our investment strategy in connected markets. Through the optimization of our Pacific-based assets including Golden Eagle, we expect to realize synergies of $15 million in 2002, $10 million more in 2003, and $15 million more in 2004. These synergies will be achieved without personnel reductions or additional capital because we expect the experienced Golden Eagle management team to further enhance Tesoro's cross-cultural development.

With all of these developments, you can see why we are very excited about the future of our company, and we expect to have our seventh consecutive year of earnings growth. The one challenge in our explosive growth story is our high level of debt. To finance the estimated $1.125 billion purchase of Golden Eagle, we issued 23 million new common shares and raised $880 million in debt. With strong cash flows, we expect to reduce our debt very quickly. Our debt-to-total capitalization ratio will be about 67 percent after the Golden Eagle acquisition, and our goal is to reduce that ratio to below 55 percent by the end of 2003.

We are committed to building a premier company through smart growth. Over the years, Tesoro has demonstrated earnings growth, diversification, financial responsibility, and stability. In the past year, our stock price has increased, but it still does not fully reflect the significant earnings and cash flow potential of all of our investments. But I am confident that it will continue to improve based on performance that cannot be ignored in the marketplace.

2002 also marks the retirement of two of Tesoro's highly esteemed and long-standing board members - Raymond Mason and Murray Weidenbaum. Several years ago, we established a mandatory age limit for directors, which both men reached this year. These gentlemen have served a combined total of 29 years on our board and have given me, our shareholders, and our management team, countless hours of tireless leadership.

Raymond and Murray will be greatly missed. But as we give our sincere thanks and best wishes to them, we also welcome James Clingman, Jr., and A. Maurice Myers to Tesoro's board of directors. We look to benefit from their diverse business experiences, and I am confident they each will make unique and very valuable contributions to the leadership of our company.

I would also like to thank our employees for their commitment and contribution to Tesoro's success. Our talented team has worked diligently to execute our strategic initiatives while successfully integrating new assets. As I pointed out earlier, our success relies on these talented people.

I look forward to new opportunities and further success as we continue smart growth to generate real value for our shareholders.

Thank you for your continued support.

Sincerely,

Bruce A. Smith

April 5, 2002



300
250
200
150
100
50
0
$64
$131
$199
$256
'98
'99
'00
'01

EBITDA FROM CONTINUING OPERATIONS
(dollars in millions)



2.50
2.00
1.50
1.00
0.50
0.00
$0.05
'98
'99
'00
'01

EARNINGS PER SHARE FROM CONTINUING OPERATIONS



600
500
400
300
200
100
0
584
505
483
CHEVRON/TEXACO
TESORO
PHILLIPS/CONOCO
BP/AMOCO

CORE MARKET* REFINING CAPACITY
(thousands of barrels per day)

*Includes PADD V, PADD IV, ND, SD, NE, KS, NM, MN, and Golden Eagle refinery

OVERVIEW: PACIFIC NORTHWEST

TESORO REFINERIES IN KENAI, ALASKA, AND ANACORTES, WASHINGTON, COMPRISE THE COMPANY'S PACIFIC NORTHWEST REGION.

The Kenai facility began operations in 1969 to process crude from the adjacent Cook Inlet and meet the growing energy needs of the nation's 49th state. The facility's crude oil comes primarily from Cook Inlet fields by way of pipeline and tankers. Cook Inlet producers have indicated that local crude supply will increase in late 2002.

The Kenai refinery's primary product is jet fuel because of high demand for the product at Anchorage International Airport located 70 miles away. Anchorage's proximity to Europe, Asia, and North America makes the airport the key international cargo crossroads for transpacific air cargo activity, making it the top-ranked air cargo facility in North America. A 40,000-barrel-per-day pipeline links the refinery with the Anchorage airport. Kenai also supplies gasoline and diesel to Alaskans through channels including more than 100 Tesoro-branded retail outlets. Depending on seasonal demand, some gasoline and diesel is shipped to other markets in the Pacific Northwest. Other manufactured products include home-heating oil, marine diesel fuels, propane, and asphalt.

Tesoro's commitment to protecting Alaska's environment can be seen in several ways. The Kenai facility is the only refinery in Alaska that currently is capable of producing ultra-low-sulfur gasoline, which already meets environmental requirements that do not go into effect until 2006. Tesoro was also the first company to use double-hulled tankers – which offer added protection against spills – to transport crude, although their use will not be mandatory until 2013.

Like the other Tesoro refineries, Kenai exchanges both products and intermediate feedstocks with other Tesoro refineries to optimize the company's operations. Having minimal demand for heavy fuel oil in the local market, it ships fuel oil to Hawaii, where there is a strong demand for fuel oil among power producers. It also ships heavy-vacuum gas oil to Tesoro's Anacortes, Washington, refinery where it is used as a feedstock to produce gasoline.

Built in 1955 and acquired by Tesoro in 1998 from Shell Oil Company, the Anacortes facility receives crude oil from Alaska's North Slope and Southeast Asia by tanker and the rest from Canada through pipeline. The refinery primarily supplies gasoline, jet fuel, and diesel to markets in Washington, Oregon, and California.

A number of capital projects in recent years have made the Anacortes refinery an even more valuable asset by giving it more flexibility on choice of feedstocks and the ability to make additional products. Facilities installed in 1998 enable the refinery to manufacture up to 6,000 barrels of asphalt per day, and a jet treater completed in early 2000 allows for increased distillate production. In addition, a recently completed heavy-oil conversion project enables the refinery to process a larger proportion of lower-cost heavy crude oils, while manufacturing a similar proportion of higher-value products. Anacortes is also capable of producing the low-sulfur gasoline mandated for use in California, which is one of the most dynamic markets in the world.



Kenai, Alaska, refinery.

OPPOSITE:
Anacortes, Washington, refinery.



PACIFIC NORTHWEST




46%
49%
5%

2001 THROUGHPUT
(thousands of barrels per day)

HEAVY CRUDE	77.9
LIGHT CRUDE	83.6
OTHER FEEDSTOCKS	7.9
TOTAL	169.4


42%
16%
17%
25%

2001 YIELD
(thousands of barrels per day)

GASOLINE AND GASOLINE BLENDSTOCKS	73.1
JET FUEL	28.4
DIESEL FUEL	29.5
HEAVY OILS, RESIDUAL PRODUCTS, AND OTHER	44.3
TOTAL	175.3

Alaska Refinery

LOCATION:
Kenai, Alaska

RATED CAPACITY:
72,000 barrels per day

Washington Refinery

LOCATION:
Anacortes, Washington

RATED CAPACITY:
108,000 barrels per day

OVERVIEW: MID-PACIFIC

TESORO'S MID-PACIFIC REGION IN HAWAII IS STRONGLY POSITIONED IN A UNIQUE MARKET, WHILE ALSO PLAYING AN INCREASINGLY VITAL ROLE WITHIN TESORO'S REFINING SYSTEM.

Tesoro has helped meet the Aloha State's energy needs since May 1998 when Tesoro acquired the Kapolei refinery. Located 22 miles west of Honolulu, the facility is the larger of two refineries in Hawaii. The facility sells the majority of its products within the state. All crude oil is imported to the island state by tankers primarily from Australia and Southeast Asia, and the remainder comes mainly from Alaska's North Slope.

The Kapolei refinery's primary product is jet fuel, which is supplied through pipeline to Honolulu International Airport, one of the world's busiest international air terminals. Its other main products, gasoline and diesel fuels, are delivered by way of pipeline or inter-island barges to five terminals and then to Tesoro-owned retail outlets and local customers. The refinery also has the ability to produce the ultra-low-sulfur California Air Resources Board (CARB) diesel that is sold in the California market.

Increasing efficiency, asset optimization, and penetrating new market channels were the key performance drivers of Tesoro's Mid-Pacific region in 2001. The refinery increased the value of one of its products, naphtha, by finding a new, more profitable market in the Islands. Before 2001, some of the refinery's naphtha production was shipped to Japan as chemical feedstock. Naphtha is now delivered as a fuel to a power-generation facility that went into full commercial operation on the Big Island of Hawaii last year.

A modification to the refinery's hydrocracker facility in 2001 doubled the refinery's ultra-low-sulfur diesel production to 5,000 barrels per day. Ultra-low-sulfur diesel is an environmentally sensitive fuel that is in demand in California. The refinery also produces ultra-low-sulfur gasoline that already meets environmental requirements that are scheduled to go into effect in 2006.

As a way to operate more cost-efficiently, the Kapolei facility began using recycled water for much of its plant operations in 2001. This also had served the local environment and surrounding community since this arid region has a limited supply of potable water.


TESORO
TESORO

Loading terminal in Honolulu, Hawaii.
OPPOSITE:
Kapolei, Hawaii, refinery.

The Mid-Pacific region plays an important role in optimizing Tesoro's enterprisewide refining system. Because the state has no natural gas sources, its power plants use low-sulfur fuel oil as their primary fuel source. Kapolei receives excess blendstocks from Tesoro's Alaska facility, combining them with existing components to meet the demand for fuel oil in the Hawaii market. This boosts Kapolei's refining efficiency, while placing product that has no market in Alaska.

There are other examples of manufacturing and marketing synergies. The Hawaii refinery takes fuel oil from the Anacortes facility to blend with heavy oils to make quality fuel for the Hawaiian power-generation market. The Hawaii refinery also sends heavy gas oil, which it cannot process, to the Anacortes refinery for upgrading in that facility's catalytic cracking unit. This give-and-take arrangement, in which one facility's residual is another's feedstock, is a key to balancing the Tesoro refinery system so that it can operate at maximum efficiency.


61%
39%

2001 THROUGHPUT
(thousands of barrels per day)

HEAVY CRUDE	53.0
LIGHT CRUDE	34.1
TOTAL	87.1


23%
31%
16%
30%

2001 YIELD
(thousands of barrels per day)

GASOLINE AND GASOLINE BLENDSTOCKS	19.8
JET FUEL	27.5
DIESEL FUEL	14.0
HEAVY OILS, RESIDUAL PRODUCTS, AND OTHER	26.8
TOTAL	88.1



MID-PACIFIC

Hawaii Refinery

LOCATION:
Kapolei, Hawaii

RATED CAPACITY:
95,000 barrels per day

OVERVIEW: MID-CONTINENT

TESORO ACQUIRED ITS TWO MID-CONTINENT REFINERIES, IN SALT LAKE CITY, UTAH, AND MANDAN, NORTH DAKOTA, FROM BP IN SEPTEMBER 2001.

The Salt Lake City refinery, the largest of Utah's five refineries, gives Tesoro access to one of the nation's fastest-growing retail markets. The refinery receives its crude oil from Wyoming, western Colorado, Utah, and Canada.

Virtually all of the facility's yields are light, high-value products that are sold into the high-growth markets of Utah and Idaho. Roughly half of the refinery's production is sold in Salt Lake City. The refinery's customer base includes more than 40 company-owned Tesoro and Mirastar stations and more than 150 Amoco-branded jobber stations, most of which are being re-branded to Tesoro. The refinery also supplies jet fuel to Salt Lake City International Airport, a major hub for Delta Air Lines, and to U.S. Air Force bases in Utah and Idaho.

The Salt Lake City facility also helps balance the Tesoro system by supplying product to company-owned retail sites in eastern Washington, which can also be served by the company's Anacortes, Washington, refinery. Logistics teams keep this market supplied with the most economical mix of products from both facilities.

Tesoro's Mandan, North Dakota, refinery is located just outside Bismarck, capital of the nation's ninth-largest petroleum-producing state. It processes high-quality, low-sulfur crude from the Williston Basin, as well as a small amount of Canadian Basin crude. Its primary products are gasoline and diesel, and it also produces jet fuel for civilian and military customers. Major markets include retail outlets throughout the northern Great Plains and the Twin Cities of Minneapolis and St. Paul, Minnesota. Its customer base includes 11 company-owned retail sites and 80 jobber sites that are being re-branded from BP and Amoco to Tesoro.



Mandan operates an extensive system of company-owned gathering lines and a crude supply line, as well as a company-owned product pipeline – with five terminals – that runs from the refinery to the Twin Cities.

Another unique characteristic of the Mandan facility is the way it coexists with the abundant wildlife around it. The refinery has configured its wastewater treatment facility to also function as a natural wildlife habitat of ponds and wetlands for ducks, geese, eagles, elk, and deer.



Mandan, North Dakota, refinery.

OPPOSITE:
Salt Lake City, Utah, refinery.



99%
1%

2001 THROUGHPUT
(thousands of barrels per day)

LIGHT CRUDE	104.0
OTHER FEEDSTOCKS	1.0
TOTAL	105.0



50%
10%
27%
13%

2001 YIELD
(thousands of barrels per day)

GASOLINE AND GASOLINE BLENDSTOCKS	54.7
JET FUEL	10.9
DIESEL FUEL	29.1
HEAVY OILS, RESIDUAL PRODUCTS, AND OTHER	14.0
TOTAL	108.7



MID-CONTINENT

North Dakota Refinery

LOCATION:
Mandan, North Dakota

RATED CAPACITY:
60,000 barrels per day

Utah Refinery

LOCATION:
Salt Lake City, Utah

RATED CAPACITY:
55,000 barrels per day



OVERVIEW: CALIFORNIA/SOUTHWEST

TESORO'S GROWING PRESENCE IN THE HIGHLY COMPETITIVE CALIFORNIA MARKET IS AN IMPORTANT COMPONENT OF OUR STATUS AS A PREMIER REFINER AND MARKETER IN THE WESTERN UNITED STATES.

Tesoro has occasionally provided premium petroleum products to the enormous California market from the company's refineries in Alaska, Hawaii, and Washington. Because of a tight supply/demand balance, lack of refining capacity and increasingly stringent specifications for cleaner burning fuels, West Coast refining margins have historically been higher than those in the Gulf Coast and East Coast. While demand continues to grow in California, tighter product specifications inhibit imports from other areas and make expansion of existing refining capacity more difficult.

In August 2001, Tesoro opened an office in Long Beach, California, to provide supply and marketing activities in California and the southwestern United States. Our goal is to establish a marketing operation in California that is capable of providing us and other independent marketers in California with a competitive and secure supply of products. To further these objectives, we leased approximately 500,000 barrels of storage capacity with waterborne access in Southern California through September 2004.

Tesoro took steps to bolster its California presence in February 2002 by announcing its plans to acquire the Golden Eagle refinery in the San Francisco Bay area, as well as 70 associated retail sites. The addition of this 168,000 barrel-per-day facility greatly enhances the company's ability to supply the California market from multiple refineries throughout its system. Golden Eagle can also provide Tesoro with additional options for serving other key markets such as Portland, which currently is served by the Anacortes, Washington, refinery. The Golden Eagle acquisition will serve as a platform for continued growth for Tesoro throughout the West Coast market.

California's unique environmental requirements are a good match for Tesoro's industry leadership in producing cleaner-burning fuels. As a company, Tesoro is supportive of the state's goal to have a cleaner environment.



Waterborne access to Golden Eagle refinery.
OPPOSITE:
Golden Eagle refinery.


91%
9%

2001 THROUGHPUT*
(thousands of barrels per day)

HEAVY CRUDE	133.9
OTHER FEEDSTOCKS	13.0
TOTAL	146.9

*Data provided by Valero Energy Corporation


58%
23%
19%

2001 YIELD*
(thousands of barrels per day)

GASOLINE AND GASOLINE BLENDSTOCKS	88.8
DIESEL FUEL	35.5
HEAVY OILS, RESIDUAL PRODUCTS, AND OTHER	29.9
TOTAL	154.2

*Data provided by Valero Energy Corporation



CALIFORNIA/SOUTHWEST

Golden Eagle Refinery

LOCATION:
Martinez, California

RATED CAPACITY:
168,000 barrels per day

OVERVIEW: RETAIL OPERATIONS

TESORO'S FAST-GROWING RETAIL BUSINESS HELPS CREATE SHAREHOLDER VALUE AS A COMPLEMENT TO ITS REFINING OPERATIONS.

Our overall strategy is to maximize the value of gasoline production by moving more product through higher-value channels of trade, with an emphasis on value, convenience, and customer service.

The company's portfolio approach to retailing is built around three strong distribution channels: company-owned and operated Tesoro-branded sites, company-owned and operated Mirastar-branded sites, and Tesoro-branded jobber/dealer retail outlets. During 2001, Tesoro more than doubled its store count through a combination of acquisitions of company-owned and operated retail sites and independent jobber agreements, and recruitment of additional independent jobbers to the Tesoro brand.

Company-owned and operated Tesoro-branded sites typically are found near the company's refineries. The majority of these are 2Go Tesoro™ gasoline/convenience stores that promote convenience through the theme "Real Value–Real Easy™." The locations offer quality fuels and a wide variety of convenience items and freshly prepared foods and beverages such as hot sandwiches and flavored coffees.

The Mirastar brand allows Tesoro to build and operate retail sites at selected existing and future Wal-Mart stores in 17 western states. Launched in mid-2000, this relationship gives Tesoro entry into the rapidly growing high-volume retailer distribution channel, which offers consumers the convenience of one-stop shopping. Several Mirastar locations offer STP On Tap®, which allows customers to purchase fuel additives at the pump, automatically injecting them into the gas stream during fill-up. The company built 35 Mirastar sites in 2001 and had a total of 55 at year-end. With 450 Wal-Mart sites in the western U.S., the growth potential for the Mirastar brand is enormous.




Mirastar

Mirastar stations are adjacent to Wal-Mart stores.

OPPOSITE: Retail outlet near Seattle, Washington.

Two of our more than 1,600 retail employees.

The company aggressively promotes positive brand awareness through strong advertising campaigns; innovative customer loyalty programs; the pioneering use of technology; clean, well-lit, well-stocked stores; friendly service; and community involvement in all of its markets.

The connection between Tesoro's retail and refining operations allows us to offer customers a competitive price. The arrangement gives retail operations a predictable and high-quality supply of fuels, while the company's refineries can consistently plan for a certain portion of their throughput to be sold through the company's branded outlets. The countercyclical nature of retail and refining margins is an additional shareholder benefit of Tesoro's portfolio approach to its business.



RETAIL OPERATIONS



800
700
600
500
400
300
200
100
0
244
276
677
'99
'00
'01

RETAIL GROWTH
number of locations at year-end



TESORO
2GO
TESORO
8815



Retail Operations

STATIONS:
677 on 12/31/01

COMPANY-OWNED:
213

JOBBER/DEALER:
464

SAFETY, ENVIRONMENT, COMMUNITY

TESORO'S ROLE IN THE PETROLEUM REFINING AND MARKETING INDUSTRY EXTENDS TO THE IMPORTANT AREAS OF ENVIRONMENTAL STEWARDSHIP, SAFETY, AND COMMUNITY INVOLVEMENT.

Tesoro believes that leadership in these endeavors combines the best elements of good business and corporate citizenship.

From the pristine waters of Alaska and Hawaii to the island archipelago of northwestern Washington State, marine and land operations in California, an urban setting in Salt Lake City, and prairie and river environments in North Dakota, Tesoro operates in some of the nation's most sensitive ecological environments. The company successfully refines, transports, delivers, and markets petroleum products in each of these areas while meeting or exceeding strictly enforced federal and state-specific environmental requirements.

Tesoro's environmental policy is highlighted by compliance with both the letter and the spirit of applicable laws, regulations, and standards; open communications with employees, suppliers, governments, and communities on environmental issues; active contributions to the development of applicable environmental policies; and robust management systems to identify, control, and monitor environmental risks arising from its operations. In addition, Tesoro has established numerous location-based programs to conserve resources, minimize wastes, improve processes, and protect the environment. Tesoro's environmental commitment is supported by environmental specialists at each of our refineries and business-unit centers, as well as a corporate team to ensure a uniform approach to environmental protection.

The company's commitment to safety runs as deep as its commitment to environmental stewardship. Tesoro believes all accidents can be prevented, and it has demonstrated this belief by consistently lowering reportable safety incidents. The company's refineries have earned safety awards from the National Petrochemical and Refiners Association. Tesoro's location-based safety staff members are supported by a corporate team, with a major emphasis on identifying, sharing, and implementing best practices across the company.

Tesoro seeks to be an active member in the communities that employees call home. Its contributions to these communities extend beyond its financial contribution of payroll and property taxes. Through both company matching of employee contributions to qualified nonprofit agencies and programs, and allowing employees to support nonprofit activities during work hours, Tesoro encourages employees to give the gifts of both time and money to their communities. Each year, the company gives thousands of hours through its Team Tesoro volunteer program to benefit worthwhile causes.

In addition to supporting employee volunteer activities, Tesoro makes grants primarily to programs and projects focused on education and improving the quality of life for children in the communities where Tesoro operates.



Tesoro strongly supports community involvement.

OPPOSITE:

Tesoro emergency response team members at our Salt Lake City, Utah, refinery.

Our refineries coexist with and support local wildlife.


SAFETY, ENVIRONMENT, COMMUNITY

Safety, Environment, Community



BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

BRUCE A. SMITH, Chairman
President and Chief Executive Officer

STEVEN H. GRAPSTEIN, Vice Chairman of Tesoro Petroleum Corporation;
Chief Executive Officer
Kuo Investment Company

JAMES F. CLINGMAN, JR.
President and Chief Operating Officer
H. E. Butt Grocery Company

WILLIAM J. JOHNSON
Petroleum Consultant
President of JonLoc Inc.

RAYMOND K. MASON, SR.
Retired Chairman of the Board
American Banks of Florida, Inc.

A. MAURICE MYERS
Chairman, President and
Chief Executive Officer
Waste Management Inc.

DONALD H. SCHMUDE
Retired Vice President of Texaco
and President and Chief Executive
Officer of Texaco Refining & Marketing, Inc.

PATRICK J. WARD
Retired Chairman, President
and Chief Executive Officer
Caltex Petroleum Corporation

MURRAY L. WEIDENBAUM
Mallinckrodt Distinguished
University Professor
Washington University

CORPORATE OFFICERS

BRUCE A. SMITH
Chairman of the Board of Directors,
President and Chief Executive Officer

WILLIAM T. VAN KLEEF
Executive Vice President
and Chief Operating Officer

JAMES C. REED, JR.
Executive Vice President,
General Counsel and Secretary

THOMAS E. REARDON
Executive Vice President,
Corporate Resources

W. EUGENE BURDEN
Senior Vice President, Human
Resources and Government Relations

EVERETT D. LEWIS
Senior Vice President,
Planning And Risk Management

GREGORY A. WRIGHT
Senior Vice President
and Chief Financial Officer

SHARLENE S. FEY
Vice President and Controller

SHARON L. LAYMAN
Vice President and Treasurer

SUSAN A. LERETTE
Vice President, Communications

G. SCOTT SPENDLOVE
Vice President, Finance

OFFICERS OF TESORO REFINING AND MARKETING COMPANY

JERRY H. MOUSER
Executive Vice President,
Commercial Marketing

STEPHEN L. WORMINGTON
Executive Vice President/President,
California & Southwest Region

ALAN R. ANDERSON
Senior Vice President/President,
Northern Great Plains Region

RICHARD M. PARRY
Senior Vice President, Retail

DANIEL J. PORTER
Senior Vice President/President,
Northwest Region

JAMES L. TAYLOR
Senior Vice President, Manufacturing

RICK D. WEYEN
Senior Vice President/President,
Mountain Region

OTHER SUBSIDIARY OFFICERS

RODNEY S. CASON
President, Tesoro Alaska Company

FAYE W. KURREN
President, Tesoro Hawaii Corporation

DONALD A. NYBERG
President, Tesoro Marine Services, LLC



TESORO COMPANY PROFILE

Tesoro Petroleum Corporation, a Fortune 500 company, is an independent refiner and marketer of petroleum products and a provider of marine logistics services with full-year 2001 revenues of $5.2 billion and an asset base of $2.7 billion.

Tesoro operates five refineries in the western United States with a combined capacity of 390,000 barrels per day. Tesoro's growing retail marketing system includes approximately 700 branded retail stations, of which more than 200 are company-owned and operated under the Tesoro™ and Mirastar™ brands.

INVESTOR INFORMATION

COMMON STOCK LISTED
(SYMBOL: TSO)
New York Stock Exchange
Pacific Exchange

REGISTRAR AND TRANSFER AGENT INFORMATION
For specific information related to shareholder records, such as change of address, transfer of ownership, or replacement of lost stock certificates, please write or call:

COMMON STOCK
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660-2108
Telephone: (800) 244-7290

SENIOR SUBORDINATED NOTES
U.S. Bank National Association
Bond Holder Services
180 E. Fifth Street
Minneapolis, MN 55101
Telephone: (800) 934-6802

INDEPENDENT AUDITORS
Deloitte & Touche LLP
San Antonio, TX

INVESTOR AND MEDIA RELATIONS
Tesoro Petroleum Corporation
300 Concord Plaza Drive
San Antonio, TX 78216-6999
Telephone: (800) TESORO-8
Fax: (210) 283-2003
Home Page: *www.tesoropetroleum.com*

FINANCIAL INFORMATION
You may obtain a copy of the Company's Annual Report, Form 10-K, and other financial information free of charge by visiting our website at:
www.tesoropetroleum.com
or by writing to:
Tesoro Petroleum Corporation
Attn: Investor Relations
300 Concord Plaza Drive
San Antonio, TX 78216-6999
Telephone: (800) TESORO-8

EMPLOYMENT OPPORTUNITIES
Tesoro Petroleum Corporation and its subsidiaries fully support the concept and practice of equal employment opportunity and affirmative action. It is our policy to recruit, employ, compensate, train, promote, transfer, and otherwise treat all employees similarly without regard to race, color, religion, sex, age, national origin, sexual preference, physical handicap, or veteran status.

TESORO

300 Concord Plaza Drive
San Antonio, Texas 78216-6999